September 4, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services 100 F Street, N.E. Washington, D.C. 20549
Re:    Coupang, Inc.
Form 10-K for Fiscal Year Ended December 31, 2023 File No. 001-40115
Dear Mr. Friedman and Mr. Jones:
We are providing this letter in response to the comments of the staff of the U.S. Securities and Exchange Commission Division of Corporation Finance (the “Staff”) contained in the letter, dated August 14, 2024, regarding the above-referenced Form 10-K for the fiscal year ended December 31, 2023 of Coupang, Inc. (“Coupang,” the “Company” or “we”). For ease of reference, we have also reproduced below the text of the Staff’s comments in italics directly above the Company’s responses.
Form 10-K for Fiscal Year Ended December 31, 2023
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 45
1.Please present your non-GAAP financial measures after your discussion of historical results of operations. Refer to Item 10(e)(i)(A) of Regulation S-K and Question 102.10 of the “Non-GAAP Financial Measures” Compliance and Disclosure Interpretations for guidance.

We respectfully acknowledge the Staff’s comment. We advise the Staff that in future interim and annual filings we will move the section titled “Non-GAAP Financial Measures” so that it appears after the section titled “Results of Operations.”
Results of Operations, page 47
2.Where you attribute material fluctuations in your results to multiple factors, please quantify each factor cited so investors may understand the magnitude and relative impact of each factor. As an example, you cite multiple factors which caused increases to your Product Commerce net revenues with specific reference to the impact of the transition of FLC merchants to new contracts during the current year without quantification that would allow users to understand the impact of each factor. Refer to Item 303(b) of Regulation S-K and Section III.D of Release No. 33-6835 (501.04 of our Codification of Financial Reporting Policies) for guidance.
We respectfully acknowledge the Staff’s comment and will endeavor in future interim and annual filings to enhance our discussion by quantifying certain factors that result in material changes to our consolidated and segment results of operations to the extent such information is both available and appropriate to enhance investors’ understanding of the magnitude and relative impact of each factor.
Presented below for illustrative purposes is an example of our proposed enhanced disclosure of Product Commerce net revenues (comparing the fiscal years ended December 31, 2023 and 2022) that includes additional quantitative detail to the extent not already disclosed. The revisions are marked with underlines or strikethroughs to facilitate the Staff’s review.
The increase in Product Commerce net revenues are primarily due to continued growth in our Active Customers and total net revenues per Active Customer, increasing 16% and 6% year-over-year, respectively driven by increased product selection of our owned inventory, increased customer engagement across more product categories, and increased merchants available on our marketplace. This was partially offset by the 5% net revenue decrease from ~~impact of~~ our transition of FLC merchants to new contracts now recognized on a net basis.
***
If you have any questions regarding the response set forth above, please do not hesitate to contact me by email at jonlee@coupang.com.

Sincerely,

/s/ Jonathan Lee
Jonathan Lee
Chief Accounting Officer

cc:	Harold Rogers, General Counsel & Chief Administrative Officer, Coupang, Inc.
Ruby Alexander, VP & Deputy General Counsel, Coupang, Inc.
Lori Zyskowski, Gibson, Dunn & Crutcher LLP

2